UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-1F

TENDER OFFER STATEMENT PURSUANT TO RULE 14d-1(b)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1)

Zarlink Semiconductor Inc.

(Name of Subject Company)

Canada

(Jurisdiction of Subject Company’s Incorporation or Organization)

0916753 B.C. ULC,

(Bidder)

an indirect wholly-owned subsidiary of

Microsemi Corporation

(Bidder)

Common Shares, no par value

Rights to Purchase Common Shares

6% Convertible Unsecured Debentures

(Title of Class of Securities)

989139100; 989139AA8

(CUSIP Number of Class of Securities)

David Goren, Esq.

Microsemi Corporation

One Enterprise Drive

Aliso Viejo, CA 92656

(949) 221-7100

(Name, address (including zip code) and telephone number (including area code) of person(s) authorized to receive notices and communications on behalf of bidders)

Copies to:

John Leopold, Esq. Warren Katz, Esq. Stikeman Elliott LLP 1155 René-Lévesque Blvd. West, 40th Floor Montréal, QC, Canada H3B 3V2 (514) 397-3000	Warren T. Lazarow, Esq. Loren J. Weber, Esq. O’Melveny & Myers LLP 2765 Sand Hill Road Menlo Park, CA 94025-7019 (650) 473-2600

August 17, 2011

(Date tender offer published, sent or given to security holders)

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
U.S. $545,370,985.33	U.S.$63,317.58

(1)	Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of (a) 130,879,278 shares of common stock, no par value, of Zarlink Semiconductor Inc. (“Zarlink”), together with the associated rights outstanding under the Shareholder Rights Agreement, dated July 25, 2011, between Seller and Computershare Investor Services Inc., as amended (such rights together with the shares of common stock, the “Zarlink Shares”), at a purchase price of CAD$3.35 in cash per Zarlink Share, and (b) CAD$70.9 million principal amount of 6% unsecured, subordinated convertible debentures maturing on September 30, 2012 (the “Zarlink Debentures”) of Zarlink at a purchase price of CAD$1,367.35 per $1,000.00 principal amount of the Zarlink Debentures, and applies an exchange rate of CAD$1.00 = U.S.$1.0186, which was the noon rate as provided by the Bank of Canada on August 16, 2011. According to Zarlink’s quarterly report on Form 6-K for the period ended June 24, 2011, dated August 2, 2011, there were approximately 120,665,291 Zarlink Shares, 10,213,987 options to acquire Zarlink Shares under Zarlink’s stock option plans, as amended, and $70.9 million principal amount of Zarlink Debentures outstanding on such date.

(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for fiscal year 2011, issued by the Securities and Exchange Commission on December 22, 2010, by multiplying the transaction value by 0.00011610.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid: U.S.$63,317.58

Form or registration no.: Schedule 14D-1F

Filing Party: Microsemi Corporation; 0916753 B.C. ULC

Date Filed: August 18, 2011

PART I — INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

This Amendment No. 1 to Schedule 14D-1F amends and supplements the Tender Offer Statement on Schedule 14D-1F (as amended, the “Schedule 14D-1F”) filed with the U.S. Securities and Exchange Commission on August 18, 2011 by Microsemi Corporation (“Microsemi”) and its indirect wholly-owned subsidiary 0916753 B.C. ULC (the “Offeror” and together with Microsemi, the “Bidders”).

The Schedule 14D-1F relates to the offers (the “Offers”) by the Bidders to purchase all of the outstanding common shares of Zarlink Semiconductor Inc. (“Zarlink”), together with associated rights outstanding under Zarlink’s shareholder rights plan (the outstanding common shares of Zarlink and associated SRP Rights being referred to herein collectively as the “Zarlink Shares”) and all of the outstanding 6% unsecured, subordinated convertible debentures maturing on September 30, 2012 (the “Zarlink Debentures” and together with the Zarlink Shares, the “Zarlink Securities”) of Zarlink. Pursuant to the terms and conditions of the Offers, holders of Zarlink Securities will receive $3.35 for each Zarlink Share and $1,367.35 per $1,000.000 principal amount of the Zarlink Debentures plus accrued and unpaid interest to the date such debentures are taken up under the Offers. The Offers will be open for acceptance until 5:00 pm (Toronto time) on September 22, 2011, unless withdrawn or extended by the Offeror.

Capitalized terms used but not defined herein have the respective meanings assigned to such terms in the Offers and Circular dated August 17, 2011 (the “Offers and Circular”), which was filed with the SEC in Part I of the initial Schedule 14D-1F.

The Bidders hereby clarify the interpretation of the Offers and Circular as follows:

Section 4, “Conditions to the Offer”

As stated in Section 4 of the Offers, “Conditions of the Offers,” notwithstanding any other provisions of the Offers, the Offeror shall have the right to withdraw either or both of the Offers and not take up, purchase or pay for any Zarlink Securities deposited under either or both of the Offers, to extend the period of time during which either or both of the Offers is open, to vary or change any term of either or both the Offers, and/or to postpone taking up and paying for any Zarlink Securities deposited under either or both of the Offers, if certain enumerated conditions are not satisfied, or waived by the Offeror in its sole judgment and discretion at or prior to the Expiry Time. One such condition is that the Offeror shall have determined, in its reasonable discretion, that there shall not have occurred any change, effect, event, circumstance, occurrence or state of facts, pending or threatened, since July 19, 2011, being the last day immediately before the Offeror’s announcement of the Proposal, that constitutes or may constitute a Material Adverse Effect on Zarlink and its subsidiaries taken as a whole and the Offeror shall not have become aware of any change, effect, event, circumstance, occurrence or state of facts, pending or threatened, on or after August 16, 2011, that, in the reasonable discretion of the Offeror, constitutes or may constitute a Material Adverse Effect on Zarlink and its subsidiaries taken as a whole. The Bidders wish to state that as of September 8, 2011, the Bidders are not aware of the foregoing condition not being satisfied.

The Bidders hereby also clarify that the conditions to the Offers described in Section 4 of the Offers, “Conditions of the Offers,” are for the exclusive benefit of the Offeror and Microsemi and may be asserted by the Offeror during the pendency of the Offer in its sole discretion at any time. Each of the conditions is independent of and in addition to each other such condition. The Offeror may, in the Offeror’s sole discretion, waive any of the conditions, with respect to either or both the Offers (without waving the same condition or conditions to the other Offer), in whole or in part, at any time and from time to time, without prejudice to any other rights which the Offeror may have. The failure by the Offeror at any time to exercise any of its rights to waive a condition shall not be deemed a waiver of any such right and each such right shall be deemed to be an ongoing right that may be asserted at any time and from time to time by the Offeror. All conditions to the Offers, other than those involving the receipt of governmental approvals, must be satisfied or waived prior to the expiration of the Offers. Any determination by the Offeror concerning any event or other matter described in Section 4 of the Offers, “Conditions of the Offers,” will be final and binding on all parties.

Section 12, “Market Purchases”

The Bidders hereby clarify that if the Offeror determines to acquire or cause an affiliate to acquire Zarlink Securities before the Expiry Time, in addition to section 2.2(3) of MI 62-104 and section 2.1 of OSC Rule 62-504, the Offeror will comply with all securities laws of Canada and its provinces and territories, which are the Laws applicable to such an acquisition.

Letter of Transmittal for Common Stock

The Bidders hereby clarify that the legend on page 13 of the Letter of Transmittal with respect to the Zarlink Shares, which legend references Treasury Department Circular 230, is not applicable to such Letter of Transmittal.

Item 1.	Home Jurisdiction Documents

Letter to Shareholders and Debentureholders of Zarlink Semiconductor Inc. and Offers and Circular, dated August 17, 2011, including the Letters of Transmittal and Notice of Guaranteed Delivery. (1)

Item 2.	Informational Legends

See page iii of the Offers and Circular, dated August 17, 2011. (1)

(1)	Previously filed with Bidders’ Schedule 14D-1F on August 18, 2011.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

There are no exhibits to this Schedule.

PART III — UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS

1.	Undertakings

(a) The bidders undertake to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.

(b) The bidders undertake to disclose in the United States, on the same basis as they are required to make such disclosure pursuant to applicable Canadian federal and/or provincial or territorial law, regulations or policies, or otherwise disclose, information regarding purchases of the issuer’s securities in connection with the cash tender offer covered by this Schedule. Such information shall be set forth in amendments to this Schedule.

2.	Consent to Service of Process

(a) 0916753 B.C. ULC has filed with the Commission a written irrevocable consent and power of attorney on Form F-X. (1)

(b) Any change to the name or address of the registrant’s agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the registrant.

(1)	Previously filed with Bidders’ Schedule 14D-1F on August 18, 2011.

PART IV — SIGNATURES

By signing this Schedule, each of the bidders consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing on Schedule 14D-1F or any purchases or sales of any security in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon its designated agent.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 8, 2011	MICROSEMI CORPORATION

	By:	/s/ David Goren
Name: David Goren
Title: Vice President

0916753 B.C. ULC

	By:	/s/ David Goren
Name: David Goren
Title: Vice President